

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Yi Larson
Chief Financial Officer
LianBio
103 Carnegie Center Drive, Suite 309
Princeton, NJ 08540

> **Re: LianBio**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 28, 2023**
> **File No. 001-40947**

Dear Yi Larson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Part 1
Item 1. Business, page 8

1. In future filings, please disclose prominently at the onset of Part I that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 175

2. You disclose on page 185 that you "monitor research and development expenses directly associated with (y)our clinical assets at the program level to some degree, however, indirect costs associated with clinical development and the balance of our research and development expenses are not tracked at the program or candidate level." Further, it appears you have experienced a significant increase in your CRO costs since the periods

presented in your initial registration statement, such that separate disclosure is warranted at this point. For the portion of your CRO costs presented in your table on page 179 that you do track on a program or product candidate basis, revise your future filings to separately quantify those amounts by program or product candidate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara, Staff Attorney, at (202) 551-7349 or Joe McCann, Legal Branch Chief, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences